Exhibit 12.1

RHYTHMONE PLC

COMPUTATION OF HISTORICAL AND PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

in $ thousands (unaudited)	Pro Forma For the Year Ended March 31, 2017	For the Years Ended March 31,
		2017	2016
Earnings before fixed charges:
Loss before income tax	(57,773)	(14,890)	(77,181)
Add: Fixed charges (below)	5,885	1,263	1,352

Total earnings before fixed charges	(51,888)	(13,627)	(75,829)
Fixed charges:
Finance costs (1)	2,439	266	198
Estimated interest portion of operating lease expense (2)	3,446	997	1,154

Total fixed charges	5,885	1,263	1,352
Ratio of loss to fixed charges (3) (4)	(8.8)	(10.8)	(56.1)

(1)	Finance expense includes interest expense on finance lease obligations.
(2)	One-third of operating lease expense is the portion deemed representative of the interest factor.
(3)	Based on rounded thousands.
(4)	The ratio coverage in 2017 and 2016 was less than 1:1. We would have needed to generate additional earnings of $14.9 million and $77.2 million to achieve a coverage of 1:1 in 2017 and 2016, respectively.